TASTEMAKERS LLC

AMENDED AND RESTATED

OPERATING AGREEMENT

THIS AMENDED AND RESTATED OPERATING AGREEMENT (as from time to time amended, including any schedules and exhibits hereto, this "Agreement") is entered into as of June 1, 2021, by and among Yasameen Sajady, a resident of the State of Minnesota, and those persons and entities who or that are hereafter admitted as Members (as hereinafter defined) pursuant to the terms and conditions of this Agreement (each of the foregoing is, individually, a "Member" and, collectively, the "Members").

RECITALS

A.   Tastemakers, LLC, a Minnesota limited liability company (the "Company"), was formed upon the filing of Articles of Organization with the Secretary of State of Minnesota on March 25, 2014 and certain members entered into an Operating Agreement of the Company dated March 31, 2021 (the "Prior Agreement").

B.   The Members desire to amend and restate the Prior Agreement in its entirety to set forth the rights, powers and interest of the Members with respect to the Company and their membership interest therein and to provide for the management of the business and operations of the Company pursuant to the provisions of the Minnesota Revised Uniform Limited Liability Company Act, Chapter 322C of the Minnesota Statutes, as it may be amended from time to time (the "Revised Minnesota Act").

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby amend and restate the Prior Agreement as follows:

ARTICLE I
DEFINITIONS

Capitalized terms used in this Agreement but not otherwise defined herein (including any Exhibits attached hereto) will have the meanings given them in Exhibit A.

ARTICLE II
THE COMPANY

Section II.01   Operating Agreement.   The Members execute this Agreement for the purpose of establishing the affairs of the Company and the conduct of its business in accordance with the provisions of the Revised Minnesota Act. During the term of the Company set forth in Section 2.03, the rights, powers and obligations of the Members with respect to the Company will be determined in accordance with the terms and conditions of this Agreement and the Revised Minnesota Act. Notwithstanding any provision of the Revised Minnesota Act to the contrary, no other agreement, document or record, whether written or oral, will be deemed to be an implied or express operating agreement of the Company.

Section II.02 Name. The name of the Company as of the date of this Agreement is "Tastemakers LLC". The Company's business may be conducted under its name and/or any other name or names deemed advisable by the Manager and upon compliance with all applicable laws and requirements relating to fictitious or assumed names.

Section II.03 Purpose and Powers. The purpose and business of the Company is to engage in any activity for which limited liability companies may be organized in the State of Minnesota. The Company will have the powers set forth in Section 322C.0105 of the Revised Minnesota Act, subject to any limitations provided in any other Minnesota statute or in the Company's Articles.

Section II.04 No State-Law Partnership. The Members intend that the Company not be a partnership (including a limited partnership) or joint venture, and that no Member be a partner or joint venturer of any other Member by virtue of this Agreement, for any purposes other than as set forth in the last sentence of this Section 2.04, and neither this Agreement nor any other document entered into by the Company or any Member relating to the subject matter hereof will be construed to suggest otherwise. The Manager will cause the Company to be treated as a partnership for federal and, if applicable, state and local income tax purposes, and each Member and the Company will file all tax returns and will otherwise take all tax and financial reporting positions in a manner consistent with such treatment.

ARTICLE III
GOVERNANCE AND MANAGEMENT

Section I.01 Management by the Manager.

(a) Designation of Manager(s). In accordance with Section 322C.0407, Subd. 3 of the Act, the Company will be managed by one or more Managers. The Manager(s) will be elected by a vote of the Members. Unless the approval of one or more of the Members is expressly and specifically required by the terms of this Agreement, or another agreement binding on the Company, and subject to the provisions of this Section 3.01, (i) the Manager(s) will conduct, direct and exercise full control over all activities of the Company, (ii) all management powers over the business and affairs of the Company will be exclusively vested in the Manager(s), and (iii) the Manager(s) will have the sole power to bind or take any action on behalf of the Company, or to exercise any rights and powers granted to the Company under this Agreement or any other agreement, instrument, or other document to which the Company is a party.

(b) Number and Appointment; Term. As of the date of this Agreement, there will only be one Manager. The sole Manager as of the date of this Agreement is Yasameen Sajady. In addition, Yasameen Sajady will be entitled to be the sole Manager so long as she is a Member. In the event that Yasameen Sajady is not a Manager, the Company will have three Managers and such Managers will act by majority vote. Each Manager will serve until a successor is appointed in accordance with the terms of this Agreement or until his or her earlier resignation, death or removal. A Manager may resign at any time upon written notice to the Company.

(c)   Power to Bind. All determinations, decisions and actions made or taken by the Manager(s) in accordance with this Agreement will be conclusive and absolutely binding upon the Company, the Members and their respective successors, assigns and personal representatives.

(d)   Reliance by Third Parties. Third parties dealing with the Company may rely conclusively upon any certificate of a Manager to the effect that such Manager is acting on behalf of the Company. Subject to the provisions of this Agreement, any Officer or other authorized Person of the Manager(s) will be deemed to be an authorized Person with full power and authority to execute agreements or other documents on behalf of the Company, provided that such execution will have been authorized by the Manager(s) to the extent required by this Article III and the other provisions of this Agreement.

Section I.02   Expenses of the Manager(s). The Company will pay the bona fide business expenses properly incurred by a Manager in connection with discharging such Manager's duties as a Manager, provided that any expenses paid to such Manager will be commercially reasonable.

Section III.01   Designation of Officers. The Company will have such Officers as are appointed from time to time by the Manager(s), if any. The Company's Officers will, unless otherwise directed by the Manager(s), have the powers and duties set forth in the Revised Minnesota Act. Any number of offices may be held by the same person, as the Manager(s) may determine. Unless otherwise provided in the appointment of any Officer, each Officer will be chosen for a term which will continue until such Officer's successor will have been chosen and qualified or such Officer's earlier resignation or removal by the Manager(s).

Section III.02   Duties of Manager(s) and Officers.

(a)   The Manager(s) and Officers, if any, will discharge their duties in good faith, in a manner they reasonably believe to be in the best interests of the Company, and with the care an ordinarily prudent person in a like position would exercise under similar circumstances. Each Officer will have fiduciary duties to the Company and its Members to the same extent an officer of a corporation would owe to such corporation and its stockholders under the laws of the State of Minnesota, including, without limitation, the duty of care and the duty of loyalty.

(b)   The Manager(s) and Officers may rely on information received from other persons if that reliance is consistent with their respective duties.

Section III.03   Indemnification; Limitation of Liability.

(a)   The Company will indemnify the Manager(s), Officers, if any, for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by the Revised Minnesota Act, as amended from time to time, or as required or permitted by other provisions of law.

(b)   Except as otherwise provided herein or in any agreement entered into by such Person and the Company or any Member and to the maximum extent permitted by the Revised Minnesota Act, no present or former Manger or Officer, nor any such Manager's or Officer's Affiliates, employees, agents or representatives will be liable to the Company or to any Member for any act or omission performed or omitted by such Person in its capacity as Manager or Officer; provided that, except as otherwise provided herein, such limitation of liability will not apply to the extent the act or omission was attributable to such Person's gross negligence, willful misconduct, bad faith, fraud or knowing violation of law. Each Manager and Officer will be entitled to rely upon the advice of legal counsel, independent public accountants and other experts, including financial advisors, and any act of or failure to act by such Manager or Officer in good faith reliance on such advice will not subject such Manager or Officer, nor any such Manager's or Officer's Affiliates, employees, agents or representatives to liability to the Company or any Member. The preceding sentence will in no way limit any Person's right to rely on information to the extent provided in Section 332C.0409, Subd. 3 of the Revised Minnesota Act. No Member, Manager or Officer of the Company will be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether that liability or obligation arises in contract, tort or otherwise, solely by reason of being a Member, Manager or Officer, or any combination of the foregoing.

Section III.04 Contracts with Managers, Officers or their Affiliates. The Company renounces, to the fullest extent permitted by law, any interest or expectancy of the Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. Each Member specifically acknowledges the foregoing waiver. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (a) any Manager or Member of the Company who is not an employee of the Company; or (b) any partner, member, director, stockholder, employee or agent of any such Manager or Member, other than someone who is an employee of the Company (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a Manager or Member of the Company.

ARTICLE IV
UNITS, CAPITAL ACCOUNTS AND CONTRIBUTIONS

Section IV.01 Units.   The relative rights, powers, preferences, duties, liabilities and obligations of the Members will be as set forth herein. Each Member's interest in the Company, including such Member's interest in income, gains, losses, deductions and expenses of the

Company, will be represented by issued and outstanding Units, which may be divided into one or more types, classes or series, or subseries of any type, class or series, with each type, class or series, or subseries thereof, having the rights and privileges, including voting rights, if any, set forth in this Agreement. The Company may (but need not) issue certificates representing the Units. The Company may issue fractional Units.

(a)   Class of Units. As of the date hereof, the Company has one class of Units, the preferences, limitations and relative rights with respect to which will be as provided in this Agreement. Units issuable hereunder in exchange for services are intended to be treated as "profits interests" for United States federal income tax purposes under Revenue Procedures 93-27 and 2001-43 and the provisions of this Agreement will be interpreted and applied in a manner consistent therewith.

(b)   Schedule of Members. The Schedule of Members attached hereto lists the Members, the Capital Contribution made by each Member and each Member's Percentage Interest. Any reference in this Agreement to the Schedule of Members will be deemed a reference to the Schedule of Members as amended in accordance with this Agreement and in effect from time to time.

Section IV.02 Capital Contributions. No Member will be obligated to make any additional Capital Contributions following the date hereof. A Member may agree (but will not be obligated) to make additional Capital Contributions at such times approved by the Manager(s).

Section IV.03 Capital Accounts.

(a)   In General. A separate capital account (each a "Capital Account") will be established on the books and records of the Company in compliance with Section 704(b) of the Code and the Treasury Regulations. This Section 4.03 and the other provisions relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulation Section 1.704-1(b) and will be interpreted and applied in a manner consistent with such Treasury Regulation.

(b)   Transfer of Capital Accounts. The original Capital Account established for each substituted Member will be in the same amount as the Capital Account of the Member (or portion thereof) to which such substituted Member succeeds, at the time such substituted Member is admitted to the Company. The Capital Account of any Member whose interest in the Company will be increased or decreased by means of the transfer to it of all or part of the Units of another Member will be appropriately adjusted to reflect such transfer or repurchase. Any reference in this Agreement to a Capital Contribution of or Distribution to a Member that has succeeded any other Member will include any Capital Contributions or Distributions previously made by or to the former Member on account of the Units of such former Member transferred to such Member.

Section IV.04 <u>No Right to Return of Capital Contributions</u>. No Member will have the right to the withdrawal or the return of such Member's Capital Contributions except to the extent set forth in <u>Section 7.02</u> herein upon liquidation of the Company.

Section IV.05 <u>No Interest or Salary</u>. No Member will receive any interest, salary, or drawing with respect to such Member's Capital Contributions or such Member's Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as a Member, except as otherwise provided in this Agreement.

Section IV.06 <u>Loans to Company</u>. A Member may lend money to the Company from time to time, if authorized by the Members. Any such loan will not be treated as a Capital Contribution for any purpose and will not entitle the Member to any increase in such Member's interest. The Company will be obligated to such Member for the amount of any such loan, with interest thereon at such rate as may have been agreed upon by such Member and the other Members. Any payment or offer to the Company by a Member which is not an agreed upon Capital Contribution will be deemed a loan to the Company. In no event will a Member's ownership interest in the Company be adjusted without an amendment to the <u>Schedule of Members</u>.

Section IV.07 <u>No Repayment Liability</u>. No Member will be personally liable for the repayment of any Capital Contributions of any other Member, or to restore a deficit balance in its Capital Account.

ARTICLE V
DISTRIBUTIONS AND ALLOCATIONS

Section V.01 <u>Amount and Time of Distributions</u>. Net Cash Flow will be distributed from time to time as the Manager(s) will determine to the holders of Units, *pro rata* in proportion to each such Member's Percentage Interest; provided, no Distribution will be made to a Member if it (a) would violate any law, regulation, order or directive of any governmental entity with respect to the Company; or (b) it would violate the terms of a loan covenant or other agreement to which the Company is a party.

Section V.02 <u>No Distribution Upon Withdrawal</u>. No withdrawing Member will be entitled to receive any Distribution of the value of such Member's interest in the Company as a result of withdrawal from the Company prior to the liquidation of the Company, except as specifically provided in this Agreement.

Section V.03 <u>No Other Distributions of Capital</u>. Except as expressly provided in <u>Articles V</u> and <u>VII</u> of this Agreement or as otherwise agreed upon by the Members, no Member will be entitled to withdraw capital or to receive Distributions of or against capital without the prior written consent of, and upon the terms and conditions agreed upon by, the other Members. No Member will have the right to demand property other than cash in return for its Capital Contribution.

Section V.04   Withholding. The Company is authorized to withhold from Distributions, or with respect to allocations, to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any applicable law. For all purposes under this Agreement, any amount so withheld will be treated as actually distributed to the Member with respect to which such amount was withheld. If the Company is required by law to make any payment to a taxing authority that is specifically attributable to a Member or a Member's status as such (including federal withholding taxes, state personal property taxes, and state unincorporated business taxes), then such Member will indemnify and contribute to the Company in full for the entire amount paid (including interest, penalties and related expenses). The Manager(s) may offset Distributions to which a Member is otherwise entitled under this Agreement against such Member's obligation to indemnify the Company under this Section 5.04. A Member's obligation to indemnify and make contributions to the Company under this Section 5.04 will survive the termination, dissolution, liquidation and winding up of the Company, and for purposes of this Section 5.04, the Company will be treated as continuing in existence.

Section V.05   Allocations.   Profits and Losses, and items of income, gain, loss, deduction and credit, will be allocated among the Members in accordance with Exhibit B.

Section I.03   Tax Distributions. Notwithstanding any other provision herein to the contrary, the Manager(s), acting in good faith, may, in its discretion, cause the Company to distribute pursuant to this Section 5.06 at least 10 days prior to the date prescribed by the Code for calendar year corporations and individuals to pay the quarterly installment of estimated taxes for each Fiscal Quarter after the date hereof, to the extent funds are legally available therefor and such distribution would not impair the liquidity of the Company with respect to working capital, capital expenditures, debt service, reserves or otherwise and would not be prohibited under any credit facility to which the Company is a party, an aggregate amount of cash (a "Tax Distribution") in respect of such Fiscal Quarter which in the good faith estimation of the Manager(s) equals the product of (x) the aggregate amount of all taxable income allocable to the Members in respect of such Fiscal Quarter, multiplied by (y) the combined maximum U.S. federal, state, and local tax rate to be applied with respect to such taxable income (calculated by using the highest maximum combined marginal U.S. federal, state and local tax rates to which any Member (or any of its direct or indirect owners) may be subject for such Fiscal Quarter (making an appropriate adjustment for any rate increases that take place during such period)). Each Tax Distribution will be distributed among the Members on a pro rata basis according to the allocation of the Company's taxable income. In the event that the funds legally available for any Tax Distribution to be made hereunder are insufficient to pay the full amount of the Tax Distribution that would otherwise be required under this Section 5.06, the reduced amount of such Tax Distribution may, at the Manager(s) discretion, be distributed to the Members on a pro rata basis (according to the amounts that would have been distributed to each Member pursuant to this Section 5.06 if legally available funds existed in a sufficient amount to make such Distribution in full). At any time thereafter when additional funds of the Company are legally available for Distribution, such funds may, at the Manager(s) discretion, be immediately distributed to the Members on a pro rata basis (according to the amounts that would have been distributed to each Member pursuant to Section 5.01 if legally available funds would have

existed in a sufficient amount to make such Tax Distribution in full). Tax Distributions will be treated as advances of Distributions to be made under Section 5.01 (including Distributions pursuant to Section 7.02(b)(iii) that are to made in accordance with Section 5.01, as applicable).

ARTICLE VI
MEMBERS

Section VI.01 Admission of Additional Members. Subject to compliance with the other terms of this Agreement, the Manager(s) will have the right at any time and from time to time to authorize and cause the Company to issue additional Units of the Company, in which event, the Manager(s) will have the power to amend this Agreement and/or the Schedule of Members to reflect such additional issuances and dilution and to make any such other amendments as they deem necessary or desirable to reflect such additional issuances, without the approval or consent of any other Person; provided, that the Manager(s) will cause a copy of any such amendment to this Agreement and/or Schedule of Members to be provided promptly to each Member. Any Person who acquires Units may be admitted to the Company as an Additional Member. In connection with any issuance of Units, the Person who acquires such Units will execute a counterpart to this Agreement accepting and agreeing to be bound by all terms and conditions hereof, and will enter into such other documents, instruments and agreements to effect such purchase and evidence the terms and conditions thereof (including transfer restrictions, vesting and forfeiture or buyback provisions) as are required by the Manager(s). Each Person who acquires Units will, in exchange for such Units, make a Capital Contribution to the Company in an amount to be determined by the Manager(s) in their sole discretion (which amount may be zero).

Section VI.02 Acts of Members Generally. For situations for which the approval of the Members generally (rather than the approval of the Manager(s) or a particular group of Members) is specifically and expressly required by this Agreement or by applicable law, the Members will act through meetings and written consents as described in this Section 6.02. Each Member will be entitled to one vote on all matters to be voted on by the Members. The actions by the Members permitted hereunder may be taken at a meeting called by the Manager(s) or a majority of the Members entitled to vote or consent on the matter on at least three days' prior written notice to the other Members entitled to vote or consent thereon, which notice will state the purpose or purposes for which such meeting is being called. A majority of the voting power of the Members will constitute a quorum sufficient for conducting meetings and making decisions. The act of a majority of the voting power of the Members present at a meeting at which a quorum is present will be the act of the Members. Any action required or permitted by the Act or this Agreement to be taken at any meeting of the Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, will be signed by the Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Members entitled to vote thereon were present and voted. Prompt notice of the action so taken without a meeting will be given to those Members entitled to vote or consent who have not consented in writing. Any

action taken pursuant to such written consent of the Members will have the same force and effect as if taken by the Members at a meeting thereof.

Section VI.03 <u>Proxies</u>. A Member may cast or authorize the casting of a vote by filing a written appointment of a revocable proxy with the Manager(s) at or before the meeting at which the appointment is to be effective. The Member may sign or authorize the written appointment by any means of electronic transmission. Any holder of a proxy will agree to maintain in confidence information acquired in connection with his or her activities as a proxy.

Section VI.04 <u>No Right of Partition</u>. No Member will have the right to seek or obtain partition by court decree or operation of law of any of the Company property, or the right to own or use particular or individual assets of the Company.

Section VI.05 <u>Limitation of Liability</u>. Except as otherwise provided by the Revised Minnesota Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, will be solely the debts, obligations and liabilities of the Company, and no Member will be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company; <u>provided</u> <u>that</u> a Member will be required to return to the Company any Distribution made to it in clear and manifest accounting or similar error. Notwithstanding anything contained herein to the contrary, the failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business and affairs under this Agreement or the Revised Minnesota Act will not be grounds for imposing personal liability on the Members for liabilities of the Company, except to the extent constituting fraud, willful misconduct or a violation of the express terms of this Agreement by such Members. No amendment or repeal of this <u>Section 6.05</u> will have any effect on a Person's rights under this <u>Section 6.05</u> with respect to any act or omission occurring prior to such amendment or repeal.

Section VI.06 <u>Other Activities of Members</u>. Except as may be otherwise specifically provided in a written agreement between the Company and a Member, the Members may participate in other business ventures, whether or not similar to the business of the Company, and neither the Company nor any other Member will have a claim against any profits or other interest with respect to such ventures.


ARTICLE VII
DISSOLUTION AND TERMINATION


Section VII.01 <u>Dissolution Upon Specific Events</u>. The Company will be dissolved and its affairs will be wound up upon the happening of any of the following events (each, a "<u>Dissolution Event</u>"):

     (a)   the Manager's and the Members' approval of dissolution; or

     (b)   the entry of a decree of judicial dissolution of the Company under the Revised Minnesota Act.

Except as otherwise set forth in this Article VII, the Company is intended to have perpetual existence. The death, retirement, resignation, expulsion, bankruptcy or dissolution of a Member or the occurrence of any other event that terminates the continued membership of a Member in the Company will not cause a dissolution of the Company and the Company will continue in existence subject to the terms and conditions of this Agreement.

Section VII.02 Liquidation and Winding Up.

(a) Upon the occurrence of a Dissolution Event, the Company will continue solely for the purposes of winding up its affairs in an orderly manner, liquidating its assets, and satisfying the claims of its creditors and Members, and no Member will take any action that is inconsistent with, or not necessary to or appropriate for, the winding up of the Company's business and affairs; provided, however, that all covenants contained in this Agreement and obligations provided for in this Agreement will continue to be fully binding upon the Members until such time as the Company Property has been distributed pursuant to this Section 7.02.

(b) The Manager(s) will be responsible for overseeing the prompt and orderly winding up and dissolution of the Company. The Manager(s) will take full account of the Company's liabilities and Company Property and will cause the Company Property or the proceeds from the sale thereof, to the extent sufficient therefor, to be applied and distributed, to the maximum extent permitted by law, in the following order:

(i) First, to creditors (including Members who are creditors, to the extent permitted by law) in satisfaction of all of the Company's liabilities (whether by payment or the making of reasonable provision for payment thereof), in the order of priority as provided by law;

(ii) Second, to the establishment of any reserves deemed necessary by the Manager(s) for any contingent liabilities or obligations of the Company; and

(iii) Third, to the Members, in accordance with Section 5.01.

Section VII.03 Deficit Capital Accounts. No Member will be required to pay to any other Member or the Company any deficit or negative balance which may exist from time to time in such Member's Capital Account (including upon and after dissolution of the Company).

Section VII.04 Rights of Members. Except as otherwise provided in this Agreement, each Member will look solely to the Company Property for the return of its Capital Contribution and has no right or power to demand or receive Company Property other than cash from the Company. If the assets of the Company remaining after payment or discharge of the debts or liabilities of the Company are insufficient to return such Capital Contribution, the Members will have no recourse against the Company or any other Member, Manager(s) or Officer.

Section VII.05 Allocations During Period of Liquidation. During the period commencing on the first day of the Fiscal Year during which a Dissolution Event occurs and ending on the date on which all of the assets of the Company have been distributed to the Members pursuant to Section 7.02 (the "Liquidation Period"), the Members will continue to share Profits, Losses, gain, loss and other items of Company income, gain, loss or deduction in the manner provided in Exhibit B.

Section VII.06 Character of Liquidating Distributions. All payments made in liquidation of the interest of a Member in the Company will be made in exchange for the interest of such Member in Company Property pursuant to Section 736(b)(1) of the Code, including the interest of such Member in Company goodwill.

ARTICLE VIII
FINANCIAL STATEMENTS, BOOKS AND BANK ACCOUNTS

Section VIII.01   Books and Records.

(a)   Proper and complete records and books of account of the business of the Company, including a list of the names, addresses and interests of all Members, will be maintained at the Company's principal executive office.

(b)   The fiscal year of the Company will end on December 31 of each year.

Section VIII.02   Tax Information. As soon as reasonably practicable after the end of each Fiscal Year, the Company will deliver to each Person who was a Member at any time during such Fiscal Year a Schedule K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal or state income tax (or information) returns, including a statement showing each Member's share of income, gain or loss and credits for such Fiscal Year for federal or state income tax purposes.

Section VIII.03   Tax Elections. Subject to Section 8.04, the Manager(s) will make all tax elections.

Section VIII.04   Tax Matters Partner and Partnership Representative.

(a)   Any Person from time to time designated by the Manager(s) (with such Person's consent) will be the "Partnership Representative" of the Company for purposes of the Partnership Tax Audit Rules (the "Partnership Representative"). In addition, (i) the Partnership Representative is authorized to (A) designate any other Person selected by the Partnership Representative as the Partnership Representative and (B) take, or cause the Company to take, such other actions as may be necessary or advisable pursuant to Treasury Regulations or other guidance to ratify the designation, pursuant to this Section 8.04, of the Partnership Representative (or any Person selected by the Partnership Representative) as the "Partnership Representative"; and (ii) each Member agrees to take such other actions as may be reasonably requested by the Partnership Representative to ratify or confirm any such designation pursuant to this Section 8.04.

(b)   The Partnership Representative is authorized (i) to represent the Company (at the Company's expense) in connection with all examinations by income tax authorities of the Company's affairs and any Company-related items, including resulting administrative and judicial proceedings, (ii) to sign consents and to enter into settlements and other agreements with such authorities with respect to any such examinations or proceedings and (iii) to expend Company funds for professional services and costs associated therewith. Each Member will cooperate with the Partnership Representative, including providing any information requested by the Partnership Representative in connection with such proceeding, and do or refrain from doing any or all things reasonably requested by the Partnership Representative with respect to the conduct of such examinations or proceedings. The Partnership Representative has sole discretion to determine whether the Company will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any taxing authority on the Company. Each Member will furnish to the Company all pertinent information in its possession to make any election or computation under the Partnership Tax Audit Rules.

(c)   If the Partnership Representative makes an election to apply Section 6226 of the Code (push out election), the Members will take into account and report to the Internal Revenue Service (or any other applicable taxing authority) any adjustment to their tax items for the reviewed year of which they are notified by the Company in a written statement, in the manner provided in Section 6226(b) of the Code, whether or not the Member holds any Units in the Company at such time. Any Member that fails to report the Member's share of such adjustments on his, her or its tax return will indemnify and hold the other Members, the Company and the Partnership Representative, and each of their Affiliates harmless from and against any and all liabilities related to taxes (including penalties and interest) imposed on the Company as a result of the Member's inaction. Each Member acknowledges and agrees that no Member will have any claim against any other Member, the Company, the Partnership Representative, or any of their Affiliates for any tax, penalties or interest resulting from the Company's election under Section 6226 of the Code (push out election).

(d)   A Member's obligations to comply with the requirements of this Section 8.04 will survive such Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company, and, for purposes of this Section 8.04, the Company will be treated as continuing in existence.

ARTICLE IX
TRANSFERS OF UNITS

Section IX.01 Transfers of Units.

(a)   General Restriction on Transfer. No Member may Transfer all or any portion of such Member's Units (or any other right or interest in such Units), except as approved by the Manager(s) or as otherwise provided in this Agreement.

(b)　Permitted Transfers.　Notwithstanding any other provision of this Agreement to the contrary, if a Member's Units are Transferred to another Member, the Transfer will be valid without the requirement of the consent of the Members.

(c)　Rights of Holders of Financial Rights.　An assignment of Financial Rights will only transfer to the assignee thereof the assignor's right to the profits, losses, Distributions and capital of the Company with respect to the related Units and will not transfer to such assignee any interest in a Member's Governance Rights or any other rights under this Agreement.

(e)　Termination of Rights.　Any Member who will assign any Units or other interest in the Company will cease to be a Member with respect to such Units or other interest and will no longer have any rights or privileges of a Member with respect to such Units or other interest.

(d)　Void Transfers.　Any Transfer by any Member of any Units or other interest in the Company in contravention of this Agreement (including the failure of the transferee to execute a counterpart to this Agreement) or which would cause the Company to not be treated as a partnership for U.S. federal income tax purposes will be void and ineffectual and will not bind or be recognized by the Company or any other party.　No purported assignee will have any right to any Profits, Losses or Distributions of the Company.

Section IX.02　Additional Restrictions on Transfer.

(a)　Joinder.　Any Person to whom Units are to be Transferred will execute and deliver, as a condition to such Transfer, all documents deemed reasonably necessary by the Company, in consultation with its counsel, to evidence such party's joinder in and to this Agreement.

(b)　Notice.　In connection with the Transfer of any Units, the holder of such Units will deliver written notice to the Company describing in reasonable detail the Transfer or proposed Transfer.

(f)　No Avoidance of Provisions.　No Member will directly or indirectly (i) permit the Transfer of all or any portion of the direct or indirect equity or beneficial interest in such Member or (ii) otherwise seek to avoid the provisions of this Agreement by issuing, or permitting the issuance of, any direct or indirect equity or beneficial interest in such Member, in any such case in a manner which would fail to comply with this Article X if such Member had Transferred Units directly.

(c)　Code Section 7704 Safe Harbor.　In order to permit the Company to qualify for the benefit of a "safe harbor" under Code Section 7704, notwithstanding anything to the contrary in this Agreement, no Transfer of any Unit or economic interest will be permitted or recognized by the Company or the Manager(s) (within the meaning of Treasury Regulations Section 1.7704-1(d)) if and to the extent that such Transfer would cause the Company to have more than 100 partners (within the meaning of Treasury Regulations Section 1.7704-1(h), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3)).

Section IX.03 <u>Transfer During Taxable Year</u>. In the case of the Transfer of a Member's Units (or any portion thereof) at any time other than the end of a Fiscal Year, all of the various items of the Company's income, gain, loss, deduction, credit or allowance will be allocated as of the effective date of such Transfer in accordance with this Agreement. The effective date of a Transfer will be (a) in the case of voluntary Transfer, the effective date stated in the assignment or such other date as is mutually agreed between transferor and transferee; or (b) in the case of an Involuntary Transfer, the date of the operative event, but, unless the transferor, transferee and the Company otherwise agree, such effective date will not affect any Distribution made by the Company to the transferor or contributions made by the transferor to the Company prior to the date of notice to the Company of such transfer.

Section IX.04 <u>Sale of Units</u>. In the case of a sale of the Units, or a merger of the Company with another Person, the consideration payable to the Members will be shared among the Members based on the sale proceeds the Members would have received if the Company had sold its assets for the implied valued of the Company taking into consideration the purchase price for the Units and distributed the net proceeds to the Members in accordance with <u>Section 7.02(b)</u> (after satisfying any liabilities of the Company).

Section IX.05 <u>Right of First Refusal</u>. If a Member wishes to sell his, her or its Units to a third party, such selling Member must first give written notice to the Company and the other Members of his, her or its intent to sell and evidence to the Company and other Members the existence of a bona fide written agreement with a third party to purchase the Units. The Company will have 90 days from such notice to elect to purchase the Units of the selling Member at the price and terms offered by the third party. If the Company so elects, the sale will be consummated within 15 days after the Company so elects.

If within the 90 day period, the Company does not elect to buy the Units of the selling Member, then the remaining Members will have 30 days to offer to purchase the Units on a pro rata basis between or among the remaining Members so offering at the price and terms available to the Company as set forth above. If the remaining Member(s) agree to buy the Units of the selling Member, the sale will be consummated within 15 days after the expiration of the 30 day offer period.

If as a the result of the process set forth above, there has not occurred an election or elections which results in the purchase of all the Units being offered for sale, then the selling Member will have the right to sell his, her or its unpurchased Units to the third party within thirty (30) days, subject only to the requirements in this <u>Article X</u>.

Section IX.06 <u>Involuntary Transfers</u>. In the event a Member's Units are taken or encumbered by levy, foreclosure, charging order, execution, assignment for the benefit of creditors or other similar involuntary proceeding (an "<u>Involuntary Transfer</u>") or in the event a Member or assignee voluntarily files or is involuntarily subject to a bankruptcy proceeding (the "<u>Debtor Member</u>"), the statutory or other involuntary assignee of such assignee or the Debtor

Member, as the case may be, will have the rights, duties and obligations of an assignee in accordance with Section 9.01(c). If the Involuntary Transferee has a right to dispose of the Units in which it has a security interest or a Bankruptcy Court or its representative has a right to do so (the "Seizing Creditor"), the Seizing Creditor may complete a public or private sale to itself or third party only after the Seizing Creditor has offered such Units by private sale to the Company and other Members. In connection therewith such Seizing Creditor will obtain a bona fide written offer from a third-party purchaser or make an offer itself. If the Company or other Members elect to purchase the Units of the Seizing Creditor, Debtor Member or assignee pursuant to this Section 9.06, or if they do not elect to do so and the Seizing Creditor completes the purchase, the proceeds from such sale will be first remitted to any creditors of the Debtor Member or assignee which have a security interest in the Units superior to the Seizing Creditor to satisfy all of the Debtor Member's or assignee's indebtedness to such superior creditors, if any, then to the Seizing Creditor to satisfy all indebtedness of the Debtor Member or assignee to the Seizing Creditor, with the balance, if any, to be remitted to other creditors of the Debtor Member or assignee which have a security interest in the Units inferior to the Seizing Creditor to satisfy all indebtedness of the Debtor Member or assignee to such inferior creditors, if any, with the balance, if any, to be remitted to the Debtor Member or assignee or as specified by a Bankruptcy Court.

Section IX.07 <u>Death, Incompetency or Termination of a Member</u>. On the death or incompetency of a Member (who is a natural person), any personal representative, guardian, trustee or other successor in interest of such deceased or incompetent Member will have the rights, duties and obligations of an assignee under Section 9.01(c), unless such Person is admitted as an Additional Member. If the Member is an entity and is dissolved or terminated, the Member's legal representatives or successors in interest will have the same rights duties and obligations as a substitute Member in accordance with the provisions of this Agreement.

ARTICLE X
MISCELLANEOUS

Section X.01 <u>Amendment</u>. This Agreement may be amended by an act of the Members holding a majority of interests and any such amendment will be binding on all of the Members.

Section X.02 <u>Notices</u>. Except as provided in this Agreement, any and all notices, consents, waivers, directions, requests, votes or other instruments or communications provided under this Agreement will be in writing, signed by the parties giving the same and will be deemed properly given if sent by regular mail, by overnight courier service, by email, or by hand delivery, addressed as follows:

(a) in the case of the Company, to the Company at its principal executive office; or

(b) in the case of any Member, to the address of the Member as shown on the <u>Schedule of Members</u>.

Any such notice will be deemed to be effective as of the date on which it was mailed (if mailed or sent by overnight courier) or received (in the case of email or hand delivery service). Each Member may specify any other address for the receipt of such instruments or communications.

Section X.03 Governing Law. All questions with respect to the construction of this Agreement and the rights and liabilities of the Members will be determined in accordance with the applicable provisions of the laws of the State of Minnesota without regard to the principles of conflicts of law.

Section X.04 Binding. This Agreement will be binding upon and inure to the benefit of all of the parties hereto and their assigns, successors in interest, personal representatives, estates, heirs and legatees.

Section X.05 Interpretation. When the context in which words are used in this Agreement indicates that such is the intent, singular words will include the plural and vice versa and masculine words will include the feminine and neuter genders and vice versa.

Section X.06 Validity. If any provision of this Agreement is held to be invalid, the provision will be enforced to the extent not so invalid, and no such provision will affect, in any respect whatsoever, the validity of the remainder of this Agreement.

Section X.07 Title to the Company Assets. The Company assets will be deemed to be owned by the Company as an entity, and no Member, individually or collectively, will have any ownership interest in such the Company assets or any portion thereof. Legal title to any or all the Company assets may be held in the name of the Company or one or more nominees, as the Manager(s) may determine.

Section X.08 Captions. Any article, section or paragraph titles or captions contained in this Agreement are for convenience only and will not be deemed a part of the text of this Agreement.

Section X.09 Agreement and Counterparts. This Agreement may be executed in several counterparts (and delivered by facsimile, "pdf" or other electronic means) and all so executed will constitute one and the same agreement binding upon all of the parties hereto, notwithstanding that all parties are not signatory to the original or the same counterpart.

Section X.10 Entire Agreement. This Agreement contains the entire understanding among the Members and supersedes any prior written or oral agreement between or among them respecting the subject matter of this Agreement. There are no representations, agreements, arrangements or understandings, oral or written, between or among the Members relating to the subject matter of this Agreement that are not fully expressed herein and in the Company's Articles.

Section X.11 Mutual Waiver of Jury Trial. BECAUSE DISPUTES ARISING IN CONNECTION WITH COMPLEX TRANSACTIONS ARE MOST QUICKLY AND

ECONOMICALLY RESOLVED BY AN EXPERIENCED AND EXPERT PERSON AND THE PARTIES WISH APPLICABLE STATE AND FEDERAL LAWS TO APPLY (RATHER THAN ARBITRATION RULES), THE PARTIES DESIRE THAT THEIR DISPUTES BE RESOLVED BY A JUDGE APPLYING SUCH APPLICABLE LAWS. THEREFORE, TO ACHIEVE THE BEST COMBINATION OF THE BENEFITS OF THE JUDICIAL SYSTEM AND OF ARBITRATION, EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, SUIT, OR PROCEEDING BROUGHT TO RESOLVE ANY DISPUTE BETWEEN OR AMONG ANY OF THE PARTIES HERETO, WHETHER ARISING IN CONTRACT, TORT, OR OTHERWISE, ARISING OUT OF, CONNECTED WITH, RELATED OR INCIDENTAL TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY AND/OR THE RELATIONSHIP ESTABLISHED AMONG THE PARTIES HEREUNDER. EACH OF THE PARTIES TO THIS AGREEMENT AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION WILL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

* * * * *

IN WITNESS WHEREOF, the parties hereto have signed and acknowledged this Agreement as of the date and year first written above.



_____
Yasameen Sajady

SCHEDULE OF MEMBERS

Member	Contribution	Percentage Interest
Yasameen Sajady 1790 Larpenteur Ave W. Falcon Heights, MN 55113	--	100%
TOTAL	--	100%

Schedule of Members

EXHIBIT A
DEFINITIONS

"Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Allocation Year, after giving effect to the following adjustments:

(i) Credit to such Capital Account any amounts which such Member is deemed to be obligated to restore pursuant to the penultimate sentences in Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations; and

(ii) Debit to such Capital Account the items described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6) of the Regulations.

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Section 1.704-1(b)(2)(ii)(d) of the Regulations and will be interpreted consistently therewith.

"Additional Member" means a Person admitted to the Company as an additional Member of the Company pursuant to Section 6.01 and shown as a Member on the books and records of the Company.

"Affiliate" means, with respect to any Person, (i) any other Person which directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, (ii) any other Person of which 5% or more of the equity interest is held beneficially or of record by such Person, or (iii) with respect to any natural Person, a spouse, family member, ancestor or lineal descendent of such natural Person, or any business of which such natural Person or such natural Person's spouse, family member, ancestor or lineal descendent is a director, officer, or employee. The term "control" for purposes of this definition means the possession, directly or indirectly, of the power to influence the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"Agreement" has the meaning provided in the Preamble.

"Allocation Year" means (i) the period commencing as of the date hereof and ending on December 31, 2021, (ii) any subsequent twelve-month period commencing on January 1 and ending on December 31, or (iii) any portion of the period described in clauses (i) or (ii) for which Company is required to allocate Profits, Losses and other items of Company income, gain, loss or deduction pursuant to Exhibit B hereof.

"Articles" means the Company's Articles of Organization as filed with the Secretary of State of Minnesota, as amended from time to time.

"Capital Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any Company Property (other than money) contributed to the

A-1

Company with respect to the Units in the Company held or purchased by such Member, including additional Capital Contributions.

"Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

"Company" has the meaning provided in the Recitals.

"Company Minimum Gain" has the same meaning as the term "partnership minimum gain" in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations.

"Company Property" means all real and personal property acquired and operated by the Company and any improvements thereto, and will include both tangible and intangible property.

"Debtor Member" has the meaning provided in Section 9.06.

"Depreciation" means, for each Allocation Year of the Company, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Allocation Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Allocation Year, Depreciation will be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Allocation Year bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Allocation Year is zero, Depreciation will be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Manager(s).

"Dissolution Event" has the meaning provided in Section 7.01.

"Distribution" means each distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution, redemption, repurchase or otherwise; provided that none of the following will be a Distribution: (i) any redemption or repurchase by the Company of any securities of the Company in connection with the termination of employment of an employee of the Company or any service provider of the Company, and (ii) any recapitalization, exchange or conversion of securities of the Company, and any subdivision (by unit split or otherwise) or any combination (by reverse unit split or otherwise) of any outstanding Units.

"Financial Rights" means the right to share in Profits and Losses and the right to receive Distributions in accordance with the terms of this Agreement.

"Fiscal Quarter" means each calendar quarter ending March 31, June 30, September 30 and December 31, or such other quarterly accounting period as may be established by the Manager(s) or as required by the Code.

"Fiscal Year" means the 12-month period ending on December 31, or such other annual accounting period as may be established by the Manager(s) or as required by the Code.

"Governance Rights" means all of a Member's rights as a Member in the Company (including voting rights) other than (i) Financial Rights and (ii) the right to assign Financial Rights.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i)   The initial Gross Asset Value of any asset contributed by a Member to the Company will be the gross fair market value of such asset, as determined by the Manager(s) and the contributing Member;

(ii)   The Gross Asset Values of all Company assets will be adjusted to equal their respective gross fair market values (taking Code Section 7701(g) into account), as determined by the Manager(s) as of the following times: (A) the acquisition of an additional interest in the Company by any new or existing Member in exchange for more than a *de minimis* Capital Contribution or services; (B) the Distribution by the Company to a Member of more than a *de minimis* amount of Company Property as consideration for an interest in the Company; (C) the liquidation of the Company within the meaning of Section 1.704-1(b)(2)(ii)(g) of the Regulations; and (D) such other times as the Regulations may permit, provided that an adjustment described in clauses (A), (B) or (D) of this paragraph will be made only if the Manager(s) reasonably determine that such adjustment is necessary to reflect the relative economic interests of the Members in the Company;

(iii)   The Gross Asset Value of any item of Company assets distributed to any Member will be adjusted to equal the gross fair market value (taking Code Section 7701(g) into account) of such asset on the date of Distribution as determined by the Manager(s); and

(iv)   The Gross Asset Values of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Section 1.704-1(b)(2)(iv)(m) of the Regulations and subparagraph (vi) of the definition of "Profits" and "Losses" or Section 1.02(g) of Exhibit B; provided, however, that Gross Asset Values will not be adjusted pursuant to this subparagraph (iv) to the extent that an adjustment pursuant to subparagraph (ii) is required in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (ii) or (iv), such Gross Asset Value will thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

"Involuntary Transfer" has the meaning provided in Section 9.06.

"Issuance Items" has the meaning provided in Exhibit B.

"Liquidation Period" has the meaning provided in Section 7.05.

"Member" or "Members" has the meaning provided in the Preamble. The Members and their holdings are identified on the Schedule of Members attached hereto.

"Member Nonrecourse Debt" has the same meaning as the term "partner nonrecourse debt" in Section 1.704-2(b)(4) of the Regulations.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

"Member Nonrecourse Deductions" has the same meaning as the term "partner nonrecourse deductions" in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations.

"Net Cash Flow" means the gross cash proceeds from the Company's operations (other than cash funds obtained as Capital Contributions and cash funds obtained from loans to the Company), less the portion thereof used to pay or establish reserves for expenses and fees (including fees, expenses and reimbursements paid to a Member) ordinary and necessary to the Company's business, principal and interest payments on all Company debt (including Member loans), capital improvements, replacements and contingencies. Net Cash Flow will not be reduced by depreciation, amortization or other similar noncash allowances, and will be increased by any reductions in reserves which, when previously established, reduced Net Cash Flow.

"Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

"Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

"Officer" means a person elected, appointed, or otherwise designated as an Officer of the Company by the Members, and any other person considered elected as an Officer pursuant to the Revised Minnesota Act.

"Person" means any natural person, corporation, partnership, limited liability company, firm, association, trust, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

"Profits" and "Losses" mean, for each Allocation Year, an amount equal to the Company's taxable income or loss for such Allocation Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) will be included in taxable income or loss), with the following adjustments (without duplication):

(i)   Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" will be added to such taxable income or loss;

(ii)   Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Section 1.704-1(b)(2)(iv)(i) of the Regulations, and not otherwise taken into account in computing Profits or Losses pursuant to this definition of "Profits" and "Losses" will be subtracted from such taxable income or loss;

(iii)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraphs (ii) or (iii) of the definition of Gross Asset Value, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the Gross Asset Value of the asset) or an item of loss (if the adjustment decreases the Gross Asset Value of the asset) from the disposition of such asset and will be taken into account for purposes of computing Profits or Losses;

(iv)   Gain or loss resulting from any disposition of Company Property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Gross Asset Value of the Company Property disposed of, notwithstanding that the adjusted tax basis of such Company Property differs from its Gross Asset Value;

(v)   In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there will be taken into account Depreciation for such Allocation Year, computed in accordance with the definition of Depreciation;

(vi)   To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) is required, pursuant to Section 1.704-(b)(2)(iv)(m)(4) of the Regulations, to be taken into account in determining Capital Accounts as a result of a Distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) from the disposition of such asset and will be taken into account for purposes of computing Profits or Losses; and

(vii)   Notwithstanding any other provision of this definition, any items which are specially allocated pursuant to Sections 1.02, 1.03 or 1.04 of Exhibit B will not be taken into account in computing Profits or Losses.

The amounts of the items of Company income, gain, loss or deduction available to be specially allocated pursuant to Sections 1.02, 1.03 or 1.04 of Exhibit B will be determined by applying rules analogous to those set forth in subparagraphs (i) through (vi) above.

"Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code as such Regulations may be amended from time to time (including corresponding provisions of succeeding Regulations).

"Regulatory Allocations" has the meaning provided in Exhibit B.

"Revised Minnesota Act" has the meaning set forth in the Recitals.

"Schedule of Members" has the meaning provided in Section 4.01(b).

"Seizing Creditor" has the meaning provided in Section 9.06.

"Transfer," when used as a noun, means any actual or proposed disposition of Financial Rights, Governance Rights or any other right or interest in Units, by any of the following means: any sale, delivery, assignment, gift, bequest, devise, exchange or other transfer of any kind, as well as any pledge, hypothecation or encumbrance. As used in this Agreement, the term "Transfer," when used as a verb, means the act of making a Transfer, as that term is used as a noun.

"Unit" means a Unit of a Member representing a fractional part of the interests in Profits, Losses and Distributions of the Company held by all Members.

EXHIBIT B
ALLOCATIONS

Section 1.01   Allocation of Profits and Losses.   After giving effect to the special allocations set forth in Section 1.02 of this Exhibit B, all remaining Profits or Losses (and to the extent necessary to achieve the resulting Capital Account balances described below, any allocable items of gross income, gain, loss and expense includable in the computation of Profits and Losses) for any Allocation Period will be allocated among the Members in such a manner as to reduce or eliminate, to the extent possible, any difference, as of the end of such Allocation Period, between (a) the sum of (i) the Capital Account of each Member (as adjusted to reflect all allocations set forth in this Exhibit B and all distributions through the end of such Allocation Period), (ii) such Member's share of Company Minimum Gain (as determined according to Treasury Regulations Section 1.704-2(g)) and (iii) such Member's Nonrecourse Debt Minimum Gain (as defined in Treasury Regulations Section 1.704-2(i)(2)) and (b) the respective net amounts, positive or negative, which would be distributed to them or for which they would be liable to the Company under the Revised Minnesota Act, determined as if the Company were to (i) liquidate the assets of the Company for an amount equal to their Gross Asset Value, (ii) satisfy all of its liabilities in cash according to their terms (limited, with respect to each nonrecourse liability (within the meaning of Treasury Regulation Section 1.752-1(a)(2)) to the Gross Asset Value of the assets securing such liability) and (iii) distribute the remaining proceeds pursuant to Section 7.02(b).

Section 1.02   Special Allocations.   The following special allocations will be made in the following order:

(a)   Minimum Gain Chargeback.   Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Exhibit B, if there is a net decrease in Company Minimum Gain during any Allocation Year, each Member will be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Section 1.704-2(g) of the Regulations. Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 1.02(a) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(f) of the Regulations and will be interpreted consistently therewith.

(b)   Partner Minimum Gain Chargeback.   Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Exhibit B, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Allocation Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5) of the

B-1

Regulations, will be specially allocated items of Company income and gain for such Allocation Year (and, if necessary, subsequent Allocation Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(4) of the Regulations. Allocations pursuant to the previous sentence will be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated will be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 1.02(b) is intended to comply with the minimum gain chargeback requirement in Section 1.704-2(i)(4) of the Regulations and will be interpreted consistently therewith.

(c)   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Sections 1.704-1(b)(2)(ii)(d)(4), 1.7041(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6) of the Regulations, items of Company income and gain will be specially allocated to such Member in an amount and manner sufficient to eliminate, to the extent required by the Regulations, the Adjusted Capital Account Deficit of the Member as quickly as possible, provided that an allocation pursuant to this Section 1.02(c) will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Exhibit B have been tentatively made as if this Section 1.02(c) were not in the Agreement.

(d)   Gross Income Allocation. In the event any Member has a deficit Capital Account at the end of any Allocation Year which is in excess of the sum of (i) the amount such Member is obligated to restore pursuant to the penultimate sentences of Sections 1.704-2(g)(1) and 1.704-2(i)(5) of the Regulations, each such Member will be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, provided that an allocation pursuant to this Section 1.02(d) will be made only if and to the extent that such Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Exhibit B have been made as if Section 1.02(c) and this Section 1.02(d) were not in this Agreement.

(e)   Nonrecourse Deductions. Nonrecourse Deductions for any Allocation Year will be specially allocated to the Members in proportion to the number of Units held by each Member.

(f)   Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Allocation Year will be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Section 1.704-2(i)(1) of the Regulations.

(g)   Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset, pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Section 1.7041(b)(2)(iv)(m)(2) or 1.7041(b)(2)(iv)(m)(4) of the Regulations, to be taken into account in determining Capital Accounts as the result of a

B-2

Distribution to a Member in complete liquidation of such Member's interest in the Company, the amount of such adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss will be specially allocated to the Members in accordance with the number of Units held by each Member in the Company in the event Section 1.7041(b)(2)(iv)(m)(2) of the Regulations applies, or to the Member to whom such Distribution was made in the event Section 1.7041(b)(2)(iv)(m)(4) of the Regulations applies.

(h)   Allocations Relating to Taxable Issuance of Company Units. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of Units by the Company to a Member (the "Issuance Items") will be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member will be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

Section 1.03   Curative Allocations. The allocations set forth in Sections 1.02(a), (b), (c), (d), (e), (f) and (g) and Section 1.04 (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations will be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 1.03. Therefore, notwithstanding any other provision of this Exhibit B (other than the Regulatory Allocations), the Members will make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 1.01 and Section 1.02(h) of this Exhibit B.

Section 1.04   Loss Limitation. Losses allocated pursuant to Section 1.01 may not exceed the maximum amount of Losses that can be allocated without causing any Member to have an Adjusted Capital Account Deficit at the end of any Allocation Year. In the event some but not all of the Members would have Adjusted Capital Account Deficits as a consequence of an allocation of Losses pursuant to Section 1.01, the limitation set forth in this Section 1.04 will be applied on a Member-by-Member basis and Losses not allocable to any Member as a result of such limitation will be allocated to the other Member in accordance with the positive balances in such Members' Capital Accounts so as to allocate the maximum permissible Losses to each Member under Section 1.704-1(b)(2)(ii)(d) of the Regulations.

Section 1.05   Other Allocation Rules.

(a)   For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items will be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(b)   The Members are aware of the income tax consequences of the allocations made by this Exhibit B and agree to be bound by the provisions of this Exhibit B in reporting their shares of Company income and loss for income tax purposes.

(c)   Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Section 1.752-3(a)(3) of the Regulations, the Members' interests in Company profits are in proportion to the number of Units held by each Member.

Section 1.06   Tax Allocations: Code Section 704(c).

(a)   In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any Company Property contributed to the capital of the Company will, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such Company Property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with the definition of Gross Asset Value).

(b)   In the event the Gross Asset Value of any Company asset is adjusted pursuant to subparagraph (ii) of the definition of Gross Asset Value, subsequent allocations of income, gain, loss, and deduction with respect to such asset will take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

(c)   Allocations under this Section 1.06 are solely for purposes of federal, state and local taxes and will not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Profits or Losses or Distributions under any provision of this Agreement.